UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Symbotic Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

87151X101
(CUSIP Number)

Gordon Y. Allison
Senior Vice President and Chief Counsel, Finance and Corporate Governance
Walmart Inc.
702 Southwest 8th Street
 Bentonville, AR 72716
(479) 273-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

July 19, 2022 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d‑1(f) or §240.13d-1(g), check the following box:   [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87151X101

1		NAMES OF REPORTING PERSONS

Walmart Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

59,905,922(1)

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

59,905,922(1)

	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

59,905,922(1)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

60.4%(2)

14		TYPE OF REPORTING PERSON (See Instructions)

CO

1
Includes (i) 15,000,000 shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock") owned by the Reporting Person and (ii) 44,905,922 shares of Class A Common Stock that may be acquired by the Reporting Person upon the exchange of 44,905,922 common units ("OpCo Units") in Symbotic Holdings LLC, a wholly-owned subsidiary of the Issuer. Incident to its ownership of OpCo Units, the Reporting Person also owns 44,905,922 shares of the Issuer's Class V-1 common stock, par value $0.0001 ("Class V-1 Common Stock"), which carry one vote per share but confer no economic interest in the Issuer. Upon an exchange of OpCo Units for Class A Common Stock, an equal number of shares Class V-1 Common Stock would be cancelled.

2
The percentage used herein and in the rest of this Schedule 13D is calculated based upon 54,280,146 shares of the Issuer’s Class A Common Stock outstanding as of July 19, 2022, as disclosed in the Issuer's Amendment No. 1 to its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 19, 2022, and after giving effect to the exchange of all 44,905,922 OpCo Units held by the Reporting Person into an equal number of shares of Class A Common Stock. On a fully diluted basis (including all of the outstanding shares of the Issuer's Class A Common Stock, the 87,511,241 outstanding shares of Class V-1 Common Stock (after giving effect to the issuance of 13,333,334 shares of Class V-1 Common Stock on July 19, 2022, pursuant to satisfaction of certain Earnout Interests, as defined below) and the 416,933,025 outstanding shares of the Issuer’s Class V-3 common stock, par value $0.0001 per share ("Class V-3 Common Stock"), the Reporting Person beneficially owns approximately 10.7% of the Issuer’s total common stock outstanding, and approximately 4.3% of the aggregate voting power of the Issuer’s securities.

Explanatory Note
This Amendment No. 1 (this "Amendment") amends and supplements the information in the Schedule 13D relating to the Class A common stock, $0.0001 par value per share (the "Class A Common Stock"), of Symbotic Inc., a Delaware corporation (the "Issuer"), filed by the Reporting Person on June 21, 2022 (the "Schedule 13D"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. With the exception of the changes indicated below, the Schedule 13D is unchanged.
Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:
As discussed in the Schedule 13D, pursuant to the Merger Agreement, the Reporting Person received the contingent right to receive certain earnout interests ("Earnout Interests") upon the achievement of certain triggering events relating to the volume weighted average stock price of the Issuer.
On July 13, 2022, Triggering Event I (as defined in the Merger Agreement) occurred, which entitled the Reporting Person to receive, in the aggregate, 574,490 Earnout Interests. On July 18, 2022, Triggering Event II (as defined in the Merger Agreement) occurred, which entitled the Reporting Persons to receive, in the aggregate, 574,490 Earnout Interests. On July 19, 2022, the Issuer issued 1,148,980 shares of Class V-1 Common Stock and the equivalent number of OpCo Units to the Reporting Person in satisfaction of the Earnout Interests earned by the Reporting Person in connection with Triggering Event I and Triggering Event II. Shares of Class V-1 Common Stock entitle its holders to one vote per share and are convertible on a one-for-one basis into shares of Class A Common Stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units.

Item 5.	Interest in Securities of the Issuer

(a) and (b):
The information set forth on the cover page of this Schedule 13D is incorporated herein. The amount of the Issuer’s equity securities reported as being beneficially owned by the Reporting Person on the cover page does not include the 15,870,411 OpCo Units underlying the Warrant, as such Warrant has not vested and is not currently exercisable.

(c)
The information in Items 3 (as supplemented in this Amendment) and 4 is incorporated herein. Except as described in Items 3 (as supplemented in this Amendment) and 4, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.

(d)	None.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2022

WALMART INC.

By:	/s/ Gordon Y. Allison
Name:	Gordon Y. Allison
Title:	Senior Vice President and Chief Counsel, Finance and Corporate Governance